UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 000‑15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive
Santa Clara, California 95054‑1191

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2012 and 2011 and for the
Years ended December 31, 2012 and 2011

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
As of December 31, 2012 and 2011 and for the
Years ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and
Employee Stock Ownership Plan

We have audited the financial statements of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2012, and for the year ended December 31, 2012, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP
MOSS ADAMS LLP

Campbell, California
June 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and
Employee Stock Ownership Plan

We have audited the financial statements of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2011, and for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net asset available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Investments, at fair value	$250,234,183	$203,244,084
Receivables:
Discretionary Employee Stock Ownership Plan and Profit Sharing	10,323,653	8,652,339
Notes receivable from participants	4,742,120	4,357,565
Employer contributions	438,662	420,700
Pending trades due from broker	—	126,312
Accrued income	73	75
Total receivables	15,504,508	13,556,991
Total assets	265,738,691	216,801,075

Liabilities:
Pending trades due to broker	2,111	—
Administrative fees payable	1,200	1,150
Excess contributions returned to participants	—	1,582
Total liabilities	3,311	2,732
Net assets available for benefits	$265,735,380	$216,798,343
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2012	2011
Additions to net assets attributed to:
Investment and other income:
Dividends and interest on investments	$6,153,187	$5,079,843
Interest on notes receivable from participants	193,802	195,979
Net realized and unrealized increase (decrease) in the fair value of investments	21,787,520	(13,371,787)
Total investment income (losses)	28,134,509	(8,095,965)

Contributions:
Participants	15,111,471	12,545,022
Discretionary Employee Stock Ownership Plan and Profit Sharing	10,323,653	8,652,339
Employer Matching	9,397,728	7,662,719
Rollover	1,696,566	2,428,859
Total contributions	36,529,418	31,288,939

Deductions from net assets attributed to:
Benefits paid to participants	(15,706,077)	(11,860,868)
Administrative fees and other	(20,813)	(62,094)
Total deductions	(15,726,890)	(11,922,962)
Net increase	48,937,037	11,270,012

Net assets available for benefits:
Beginning of year	216,798,343	205,528,331
End of year	$265,735,380	$216,798,343
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2012 and 2011
(1)    Description of the Plan
The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document and the Summary Plan Description and Prospectus for the Plan to obtain a more complete description of the Plan’s provisions.
General
SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company. SVB Financial Group was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services to support our clients of all sizes and stages throughout their life cycles. In these notes to the Plan’s financial statements, when we refer to “SVB Financial Group,” “SVBFG,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including Silicon Valley Bank (the “Bank”), unless the context requires otherwise. We operate through 28 offices in the United States, as well as offices internationally in China, India, Israel and the United Kingdom. Our corporate headquarters is located at 3003 Tasman Drive, Santa Clara, California, 95054.
The Plan is a defined contribution plan established by the Company effective as of January 1, 1985. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975(e)(7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan
Under ERISA, we are the designated administrator of the Plan. Overall management and administration of the Plan is the responsibility of a committee appointed by us. We appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as day-to-day recordkeeper of the Plan.
Plan Year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.
Eligibility
Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, so long as they meet certain eligibility requirements, including the minimum age of 18 years.
Contributions
Participants may contribute up to 75% of their eligible pre-tax compensation, up to the maximum of the Internal Revenue Service (“IRS”) annual 401(k) contribution limits of $17,000 in 2012 and $16,500 in 2011. Participants who have reached age 50 before the close of the Plan year may also make catch-up contributions of their eligible pre-tax compensation as provided in IRC Section 414(v). The IRS allowed a maximum catch-up contribution of $5,500 in both 2012 and 2011. Participants may also make rollover contributions of eligible amounts representing distributions from other qualified retirement plans.
We make matching 401(k) contributions. We match 100% of employee salary deferral contributions up to the first 5% of eligible pre-tax compensation, which vests immediately. Additionally, the Plan provides for a true up matching contribution to be made at the end of the Plan year to ensure that participants who elected to contribute 5% or greater of compensation throughout the Plan year receive the maximum matching contribution of 5% of eligible pre-tax compensation. In order to receive a true up matching contribution for any Plan year, a participant must (i) be actively employed by us or any of our participating affiliates or on an authorized leave of absence on the last business day of the Plan year, (ii) have retired during the Plan year after reaching the Plan's normal retirement age of 62, or (iii) have terminated employment during the Plan year due to death or disability (as defined in the Plan).
The Plan provides for the automatic enrollment of newly hired eligible employees at a rate of 5% of their eligible pre-tax compensation unless they affirmatively elect to decline participation in the Plan or elect to participate at a different rate.
Discretionary contributions made by us are allocated among the Plan participants based upon each participant’s eligible pre-tax compensation. Under the Plan, these discretionary contributions may be made by us in two forms: (1) profit sharing contributions in the form of cash, and (2) employee stock ownership plan contributions in the form of SVBFG common stock through the Silicon Valley Bank Stock Fund. We refer to both of these discretionary contributions collectively as “ESOP/Profit Sharing.” ESOP/Profit Sharing contributions, which are determined based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of eligible compensation and vest based on participants’ years of vesting service as described below under “Vesting.” These ESOP/Profit Sharing contributions are made to eligible participants who were employed as of the end of the Plan year or whose employment terminated during the year by reason of death, disability, or after reaching age 55 for participants with 10 years of service or reaching age 62 for participants who do not have 10 years of service. For the 2012 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 5% of eligible compensation, or $10,323,653. The contribution was comprised of $5,165,933 of stock in the Silicon Valley Bank Stock Fund and $5,157,720 in cash. For the 2011 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 5% of eligible compensation, or $8,652,339. The contribution was comprised of $4,344,385 in the Silicon Valley Bank Stock Fund and $4,307,954 in cash.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, our contributions and any investment gains or losses. The allocation of our contributions are based on participant-directed investment allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as provided in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.
Vesting
Contributions made by Plan participants and our 401(k) matching contributions plus actual earnings are immediately vested. Vesting in any discretionary ESOP/Profit Sharing contributions made by us is based on participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1	—%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100
In addition, a participant’s Plan account becomes fully vested during any Plan year upon his or her attaining the Plan's normal retirement age of 62 while employed by us or any of our participating affiliates, or the termination of his or her employment with us and our participating affiliates due to death or disability or in connection with a qualifying termination following a change in control event.

Forfeited Accounts
Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses or to reduce our future contributions to the Plan. Forfeited nonvested accounts totaled $512,633 and $476,119 at December 31, 2012 and 2011, respectively. For 2012, forfeited nonvested accounts were reduced by $2,300 for payment of our administrative expenses. In March of 2013, we reduced the forfeited nonvested accounts by $567,674 for our 2012 contribution to the Plan. For 2011, forfeited nonvested accounts were reduced by $64,860 for payment of our administrative expenses. In March of 2012, we reduced the forfeited nonvested accounts by $403,276 for our 2011 contribution to the Plan.
Investment Options
Participants may direct the investment of their Plan accounts in any of the Plan’s investment options. Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that any new contributions allocated to the Silicon Valley Bank Stock Fund (a fund primarily of shares of our common stock) are limited to 25% of the amount available for each participant to direct. Gains or losses on these investments are applied to participants’ accounts as of the end of each trading day. Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by us and the recordkeeper.
Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum generally equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under this Plan. Note transactions are treated as transfers between the investment funds and the notes receivable. Note terms may be up to five years for personal notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate as determined by the Plan administrator, which provides a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for notes receivable ranged from 4.25% to 9.25% at both December 31, 2012 and December 31, 2011. Notes receivable at December 31, 2012 mature from January 12, 2013 to December 30, 2027. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with us or our participating affiliate, he or she may continue to make loan repayments directly to Fidelity as long as he or she continues to have an account balance under the Plan.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Upon a participant’s termination of employment with us and all of our affiliates, the participant may elect to have his or her vested Plan account balance be paid, as provided under the Plan: (i) in a lump sum or (ii) in the form of an annuity. If the terminated participant’s vested account balance is more than $5,000, the participant generally may leave the account balance in the Plan until he or she elects a form of distribution. If the terminated participant’s vested account balance is between $1,000 and $5,000, we will automatically rollover such amount to an individual retirement account on his or her behalf unless directed otherwise by the participant, in compliance with regulations provided by the Department of Labor. If the vested account balance is $1,000 or less, a distribution payment automatically will be made to the terminated participant in a lump sum termination, unless directed otherwise by the participant.
(2)    Summary of Accounting Policies
The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).
Basis of Financial Statement Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses
Plan administrative expenses may be paid by the Plan or by us. For the years ended December 31, 2012 and 2011, all administrative expenses were paid by the Plan.
Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value. When available, quoted market prices are used to value these investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year-end. SVBFG common stock is valued based on its quoted closing market price. Money market funds and interest earning cash are carried at cost, which is a reasonable estimate of fair value because of the insignificant risk of changes in fair value due to the changes in market interest rates.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized increase (decrease) in the fair value of investments includes gains and losses on investments held as well as bought and sold during the year and at year-end.
Payments of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Participants may invest in various types of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan also holds investments in SVBFG common stock through the Silicon Valley Bank Stock Fund and accordingly, Plan participants’ accounts that hold interests in the Silicon Valley Bank Stock Fund are exposed to market risk in the event of a significant decline in the value of such stock.

(3)    Investments
The following table represents the fair value of the Plan’s investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the years ended December 31, 2012 and 2011.

	December 31,
	2012	2011
Mutual funds:
Fidelity Spartan 500 Index Institutional Fund	$27,943,910	$22,219,727
Fidelity Blue Chip Growth Fund K	21,479,465	16,311,061
Fidelity Diversified International Fund K	21,068,059	17,102,916
Fidelity Mid-Cap Stock Fund K	15,473,289	13,117,499
Fidelity Equity-Income Fund K	15,035,027	10,567,582
Fidelity Government Income Fund	12,789,853	12,576,697
Wells Fargo Advantage Small Cap Value Fund	11,841,787	11,379,669
Other funds individually less than 5% of net assets	71,335,701	51,999,548
Total mutual funds	196,967,091	155,274,699

Common stock:
SVBFG common stock (1)	30,944,469	25,870,871

Money market funds:
Fidelity Retirement Money Market Portfolio	21,731,671	21,550,798
Interest earning cash	590,952	547,716
Total investments	$250,234,183	$203,244,084

(1)
At December 31, 2012 and 2011, the Plan held 552,876 shares and 542,480 shares, respectively, of SVBFG common stock through the Silicon Valley Bank Stock Fund with a cost basis of $15,703,863 and $11,812,221, respectively.

The Plan’s investments (including gains and losses on investments held as well as bought and sold during the year) increased (decreased) in value as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Net increase (decrease) in the fair value of investments:
Mutual funds	$17,202,210	$(10,717,909)
SVBFG common stock	4,585,310	(2,653,878)
Total	$21,787,520	$(13,371,787)
At December 31, 2012 and 2011, the Plan’s investment in the Silicon Valley Bank Stock Fund included the following underlying assets:

	December 31,
	2012	2011
SVBFG common stock	$30,944,469	$25,870,871
Interest earning cash	590,952	547,717
Accrued income	73	75
Pending trades due from brokers	—	126,312
Silicon Valley Bank Stock Fund	$31,535,494	$26,544,975

(4)    Fair Value Measurements
We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.
There is a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:
Level 1
Fair value measurements based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment. Assets utilizing Level 1 inputs include mutual funds, SVBFG common stock, money market funds and interest earning cash.
Level 2
Fair value measurements based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. As of December 31, 2012 and 2011, the Plan did not hold any assets or liabilities utilizing Level 2 inputs.
Level 3
Fair value measurements derived from valuation techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions we believe market participants would use in pricing the assets. As of December 31, 2012 and 2011, the Plan did not hold any assets or liabilities utilizing Level 3 inputs.
There were no transfers between Levels 1, 2 and 3 during the 2012 and 2011 Plan years.
It is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value.

The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2012:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Mutual funds:
Large Cap	$68,126,942	$—	$—	$68,126,942
Retirement Income	45,776,147	—	—	45,776,147
Mid Cap	23,621,710	—	—	23,621,710
Bonds	21,424,592	—	—	21,424,592
International	21,360,422	—	—	21,360,422
Small Cap	16,657,278	—	—	16,657,278
Total mutual funds	196,967,091	—	—	196,967,091

Common stock	30,944,469	—	—	30,944,469
Money market funds	21,731,671	—	—	21,731,671
Interest earning cash	590,952	—	—	590,952
Total investments	$250,234,183	$—	$—	$250,234,183
The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2011:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Mutual funds:
Large Cap	$53,119,729	$—	$—	$53,119,729
Retirement Income	32,977,016	—	—	32,977,016
Mid Cap	19,814,603	—	—	19,814,603
Bonds	17,593,702	—	—	17,593,702
International	17,102,916	—	—	17,102,916
Small Cap	14,666,733	—	—	14,666,733
Total mutual funds	155,274,699	—	—	155,274,699

Common stock	25,870,871	—	—	25,870,871
Money market funds	21,550,798	—	—	21,550,798
Interest earning cash	547,716	—	—	547,716
Total investments	$203,244,084	$—	$—	$203,244,084
(5)    Related Party Transactions
We are the Plan administrator (as designated under the Plan), and we believe that all SVBFG common stock transactions involving the Plan and investments managed by Fidelity, the Plan trustee, custodian and recordkeeper (as defined in the Plan), qualify as exempt party-in-interest transactions.

(6)    Plan Termination
Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their ESOP/Profit Sharing accounts.
(7)    Tax Status
The Plan’s latest favorable determination letter from the IRS was issued on November 20, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan has been amended since the effective date of the latest determination letter from the IRS. In January 2009, we made a request for, and are awaiting the issuance of, a new favorable IRS determination letter on the Plan, as amended.
The Plan administrator believes that the Plan continues to be designed and is currently being operated in material compliance with the applicable requirements of the IRC and that the trust, which is the legal entity in which the Plan assets are held, continues to be exempt from federal income and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for year prior to 2009.
(8)    Concentration of Investments
The Plan’s investment in shares of SVBFG common stock through the Silicon Valley Bank Stock Fund represents approximately 12% of total plan assets for both December 31, 2012 and 2011, respectively.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
EIN: 91‑1962278, Plan # 001

December 31, 2012

Issuer	Description of Investment	Number of Shares	Current Value
	Mutual funds:
* Fidelity	Spartan 500 Index Institutional Fund	533,454	$27,943,910
* Fidelity	Blue Chip Growth Fund K	437,553	21,479,465
* Fidelity	Diversified International Fund K	704,853	21,068,059
* Fidelity	Mid-Cap Stock Fund K	527,199	15,473,289
* Fidelity	Equity-Income Fund K	319,622	15,035,027
* Fidelity	Government Income Fund	1,208,871	12,789,853
* Fidelity	Spartan Extended Market Index Fund	3,380	134,901
* Fidelity	Spartan US Bond Index Fund	8,669	103,070
* Fidelity	Freedom K Income Fund	135,397	1,581,432
* Fidelity	Freedom K 2000 Fund	51,474	608,427
* Fidelity	Freedom K 2005 Fund	5,311	67,075
* Fidelity	Freedom K 2010 Fund	249,154	3,209,098
* Fidelity	Freedom K 2015 Fund	110,264	1,429,016
* Fidelity	Freedom K 2020 Fund	579,639	7,761,362
* Fidelity	Freedom K 2025 Fund	294,219	3,995,492
* Fidelity	Freedom K 2030 Fund	592,588	8,130,307
* Fidelity	Freedom K 2035 Fund	350,649	4,863,498
* Fidelity	Freedom K 2040 Fund	466,686	6,491,600
* Fidelity	Freedom K 2045 Fund	258,473	3,641,886
* Fidelity	Freedom K 2050 Fund	271,487	3,833,399
* Fidelity	Freedom K 2055 Fund	16,438	163,555
Wells Fargo	Advantage Small Cap Value Fund	366,619	11,841,787
PIMCO	Low Duration Fund	709,511	7,456,956
PIMCO	Total Return Fund Institutional Class	95,615	1,074,713
Franklin	Small-Mid Cap Growth Fund	117,935	4,160,751
American Century	Small Company Fund	454,782	3,983,894
Goldman Sachs	Mid Cap Value Fund	98,060	3,852,769
Legg Mason Partners	ClearBridge Aggressive Growth Fund	26,998	3,668,540
T. Rowe Price	New Horizons Fund	25,071	831,597
Vanguard	Total International Stock Index Fund	9,729	292,363
	Total mutual funds		196,967,091

	Common stock:
* SVB Financial Group	SVB Financial Group common stock	552,876	30,944,469

	Money market funds:
* Fidelity	Retirement Money Market Portfolio	21,731,671	21,731,671
* Fidelity	Interest earning cash—average interest rate of 0.01%	590,952	590,952
	Total investments		250,234,183

	Notes receivable from participants:
* Participants	397 notes with interest ranging from 4.25% to 9.25% and maturity
	dates ranging from January 12, 2013 to December 30, 2027		4,742,120
	Total		$254,976,303

* Denotes party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By:	SVB Financial Group,
as Plan administrator

Date: June 25, 2013	By:	/s/ KAMRAN F. HUSAIN
	Name:	Kamran F. Husain
	Title:	Chief Accounting Officer and Principal Accounting Officer
Date: June 25, 2013	By:	/s/ CHRIS EDMONDS-WATERS
	Name:	Chris Edmonds-Waters
	Title:	Head of Human Resources

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Moss Adams LLP, independent registered public accounting firm	X
23.2	Consent of Mohler, Nixon & Williams, independent registered public accounting firm	X